

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 29, 2010

Mr. Mark Witt, Treasurer and Chief Financial Officer
Mainland Resources Inc.
20333 State Highway 249, Suiter 200
Houston, Texas 77070

> **Re:** **Mainland Resources Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2009**
> **Filed May 29, 2009**
> **Form 10-Q for the Fiscal Quarters Ended May 31, 2009 and**
> **August 31, 2009**
> **Filed July 9, 2009 and October 13, 2009**
> **File No. 000-52782**

Dear Mr. Witt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 28, 2009

General

1.   You disclose that on February 25, 2008 and May 12, 2008, pursuant to minutes of a written consent in lieu of a special meeting, you authorized and approved a forward stock split. You also state that during the fiscal year ended February 28, 2009, no matters were submitted to your stockholders for approval. We note that you effected another forward stock split pursuant to written consent on June 12, 2009. Please tell us who consented to the forward stock splits, and whether you are required to solicit and obtain stockholder approval. In addition, please tell us whether you are required to hold annual meetings, and how you have complied with the proxy rules, if applicable.

Form 10-K

2.   Please include all information on the cover of the Form 10-K, such as the check boxes indicating your status as a large accelerated filer, accelerated filer, non-accelerated filer, or smaller reporting company. As another example, please provide the aggregate market value of your voting and non-voting common equity held by non-affiliates as of the last business day of the second fiscal quarter.

Mississippi Prospect/Westrock Land Corp., page 8

3.   Please provide more detailed information concerning this property and the Option Agreement. We note that the deposits made for this property represent nearly half of your total assets. Please discuss all material terms of the agreement, the total amount of consideration due under the Option Agreement, how you intend to obtain financing for the remaining purchase price, the status of your due diligence, and your plans relating to the property. Ensure that other parts of the filing contain the appropriate disclosure concerning this property.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 36

4.   Please expand your discussion to address your prospects for the future. In this regard, address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue, or income from continuing operations. See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm.

Results of Operation, page 37

5.   Please expand your discussion of the individual items that constitute general and administrative expenses, including "the increase in salary expense of $12,002,685 relating to the valuation of stock based compensation."

Management's Annual Report on Internal Control Over financial Reporting, page 59

6.   Provide management's conclusion as to the effectiveness of internal controls over financial reporting as of the end of your most recent fiscal year. Refer to Regulation S-K Item 308(a)(3).

Statements of Operations, page 47

7.   We note you have reported revenues from proven oil and gas properties. Tell us why you present disclosures and cumulative financial information indicating you are an exploration stage company. Refer to Statement of Financial Accounting Standards (SFAS) 7, paragraphs 8 and 13.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting policies, page 50

8.   Your disclosure states that you compute depreciation and depletion of proved oil and gas properties on the unit-of-production method based on proved reserves. However, your disclosure on 18 states that you do not have proved reserves in accordance with the definition of Regulation S-X, Rule 4-10. Therefore, please reconcile these two inconsistent disclosures and clarify how your calculation of depreciation and depletion complies with Rule 4-10.

9.   Similarly, please clarify how you prepared the ceiling test related to your proved oil and gas properties as required by Rule 4-10 of Regulation S-X without proven reserves. Please provide to us your ceiling test calculations as of February 28, 2009, May 31, 2009 and August 31, 2009.

Mississippi Project, page 54

10.   Expand the discussion of the terms of this agreement to address the recoverability of the amounts deposited, should you be unable to complete your due diligence by the required date, or lack the financial ability to pay the balance of the acquisition cost.

Note 6 – Stock Option Plan, page 56

11.   Tell us the method used to estimate your expected volatility and how this conforms to the guidance of Staff Accounting Bulletin Topic 14.D.1. Disclose the method you used to estimate expected volatility in this footnote.

Directors, Executive Officers and Corporate Governance, page 60

12.   We note your risk factor on page 26 that states that your officers and directors may be subject to conflicts of interest. Please discuss these conflicts in more detail. Identify the conflicts for each executive and director. Provide estimates of the amount of time each executive officer spends working on the Company's business. Also, discuss the policies you have adopted to address these conflicts and state how investors may access these policies.

Additional Corporate Governance Policies, page 67

13.   We were not able to access the "Corporate Governance Documents" on your website where indicated. Please properly disclose where these documents are located and include as exhibits the documents that are required by Item 601 of Regulation S-K.

Executive Compensation, page 68

14.   On page 17 you state that you do not directly "employ any persons on a full-time or on a part-time basis." Please explain the basis on which you provide compensation to the NEOs. Also, revise the disclosure on page 17 to provide similar clarification.

Exhibits

15.   Please file the agreement with Viard Consulting Services.

16.   You state in this 10-K that your authorized capital is 200,000,000 shares of common stock with a par value of $0.0001 per share. Exhibit 3.1, which is incorporated by reference to your SB-2 filed April 11, 2007, indicates that your authorized capital is 10,000,000 shares. Please advise.

17.   In addition, please ensure you have referenced the correct filing dates for the reports from which you incorporate by reference certain of your exhibits. For example, we could not find the Forms 8-K filed February 27, 2008 or May 1, 2008.

18.   We note that Exhibit 10.6 references an agreement with Westrock Land Corp. that is incorporated by reference to the Form 8-K filed September 10, 2008 and that

certain price terms of that agreement have been redacted. However, you do not appear to have submitted requests for confidential treatment for this exhibit. Please file the exhibit in full with out redactions, or submit a confidential treatment request for any redactions to the exhibit.

19.   Exhibit 10.7 is incorporated by reference to the Form 8-K filed on August 26, 2008. That Form 8-K appears to only provide a form of the agreement referenced. Please file the executed version of the agreement.

20.   We note that, in Exhibits 31.1 and 31.2, you have replaced "registrant" with "small business issuer" and have made other changes in your Section 302 certifications. Please revise the certifications in future filings to reflect the exact language of Regulation S-K, Item 601(31).

Signatures, page 76

21.   Please revise to provide the signatures of at least a majority of the board of directors of the company. We note that none of the directors have signed in this capacity. Please refer to General Instruction D(2) of Form 10-K.

Engineering Comments

Oil and Gas Properties, page 6

Cotton Valley/Haynesville Shale, page 7

22.   It is not appropriate to disclose a range of recoverable reserves for your drilling projects. You should only disclose reserves that meet the definition of proved reserves as found in Rule 4-10 of Regulation S-X in SEC filings. Since you disclose in the Risk Factor section on page 18 that none of your properties contain proved reserves because they have not been shown to be economic, please revise your document to remove the range of recoverable reserves for the Griffiths 11-#1 well and include disclosure similar to that in the risk factor that no proved reserves have been determined, if this in fact is the case. If you have proved reserves please also remove the range of recoverable reserves and see the comment below.

Risk Factors, page 17

Risk Factors Related to Our Business, page 17

23.   You make the statement your properties do not contain proved reserves. Please reconcile this disclosure with the press release dated December 16, 2008 that is titled "[r]eport shows proved undeveloped reserves (PUD) of 2.143 BCF gas from Hosston/Cotton Valley Zones on Mainland Resources' first DeSoto Parish Louisiana Well" in which you describe a reserve report "prepared pursuant to U.S. Securities legislation by T. W. McQuire & Associates, Inc, Petroleum Consultants based on data from its Griffith 11 #1 test well currently being drilled." The press release states, "Company President, Mike Newport states, This Reserve Report places the Total Proved Undeveloped Reserve at 2.143 BCF of gas for a single 40-acre well on our DeSoto Parish Leases. There is room for at least 64 such wells on our leasehold interest, which calculates out as a potential profit of $514,320,000 , less applicable drilling/completion costs and production costs from the Hosston/Cotton Valley formations alone."

24.   If a qualified petroleum engineer has determined that you have proved reserves you should disclose that fact and all the required information regarding proved oil and gas reserves as required by SFAS 69

Financial Statements, page 45

Note 4, Oil and Gas Properties, page 55

25.   Please reconcile the statement that depletion was "calculated on a units of production method based upon estimated proved reserves of 8.5 BCF" with the statements in the risk factor section that none of your properties contain proved reserves because they have not been shown to be economic and revise your document accordingly.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief